UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Lester R. Brafman

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45779L 107

1.	Name of Reporting Person Lester R. Brafman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,409,090(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,409,090(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,090(1)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)         Includes 75,758 restricted shares of the common stock, par value $0.001 per share (“Common Stock”), of  Institutional Financial Markets, Inc. (the “Issuer”) held by the reporting person, half of which will vest on January 31, 2016 and the remaining half of which will vest on January 31, 2017, in each case, so long as the reporting person is then employed by the Issuer or any of its subsidiaries.  Also includes 1,333,332 shares of Common Stock which the reporting person has a right to acquire within 60 days as of the date of this Schedule 13D pursuant to the Awards (as defined below), of which the reporting person is the beneficial owner.

(2)         The percentage is based on 15,382,811 shares of the Issuer’s Common Stock outstanding as of the date of this Schedule 13D, as provided by the Issuer, plus 1,333,332 shares of Common Stock which the reporting person has a right to acquire within 60 days as of the date of this Schedule 13D pursuant to the Awards.

SCHEDULE 13D

CUSIP No. 45779L 107

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Institutional Financial Markets, Inc., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed by Lester R. Brafman (the “Reporting Person”), a U.S. citizen.

(b)	The business address of the Reporting Person is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104.

(c)	The Reporting Person is the Chief Executive Officer of the Issuer. The Issuer’s business address is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 30, 2013 (the “Grant Date”), the Issuer and the Reporting Person entered into (i) a Non-Qualified Stock Option Award (the “Initial Award”), pursuant to which the Reporting Person was granted an option to purchase 500,000 shares of Common Stock, and (ii) a Non-Qualified Stock Option Award (the “Second Award” and, together with the Initial Award, the “Awards”), pursuant to which the Reporting Person was granted options to purchase an aggregate of 2,500,000 shares of Common Stock.  All of the options (each an “Option” and, collectively, the “Options”) granted under the Awards were granted under the Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan (the “Second Amended and Restated Plan”).  No funds were expended by the Reporting Person in exchange for the Options granted to the Reporting Person pursuant to the Awards.

The Option to purchase 500,000 shares of Common Stock granted to the Reporting Person pursuant to the Initial Award will vest and become fully-exercisable on the third anniversary of the Grant Date at an exercise price of $3.00 per share.

Details regarding the three Options granted to the Reporting Person pursuant to the Second Award are as follows:

SCHEDULE 13D

CUSIP No. 45779L 107

Number of Underlying Shares of Common Stock	Vesting Schedule	Exercise Price
500,000	Option vests with respect to all 500,000 shares on November 30, 2016.	$3.00
1,000,000	Option vested with respect to 333,333 shares on November 30, 2014, will vest with respect to 333,333 shares on November 30, 2015, and will vest with respect to 333,334 shares on November 30, 2016.	$4.00
1,000,000	Option vested with respect to 333,333 shares on November 30, 2014, will vest with respect to 333,333 shares on November 30, 2015, and will vest with respect to 333,334 shares on November 30, 2016.	$5.00

Notwithstanding the foregoing, under the Awards, the Options will accelerate and become fully vested and exercisable upon the following events: the death, disability or retirement of the Reporting Person, a change of control of the Issuer, the termination of the Reporting Person’s employment by the Issuer without cause or by the Reporting Person for good reason.

The Options expire on the fifth anniversary of the Grant Date, subject to earlier expiration or termination of the Options as provided under the Awards and the Second Amended and Restated Plan.  Pursuant to the Awards, no Option may be transferred by the Reporting Person except by will or the laws of descent and distribution.

The description of the Initial Award is qualified in its entirety by reference to the full text of the Initial Award, which is attached hereto as Exhibit 1 and which is incorporated herein by reference.  The description of the Second Award is qualified in its entirety by reference to the full text of the Second Award, which is attached hereto as Exhibit 2 and which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The information in Items 3 and 5 are incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals in the future.

Item 5.  Interest in Securities of the Issuer.

(a), (b)

The percentages used in the table below and elsewhere herein are based on (i) 15,382,811 shares of Common Stock outstanding as of the date of this Schedule 13D, as provided by the Issuer for purposes of this Schedule 13D; plus (ii) 666,666 shares of Common Stock with respect to which the Second Award vested on November 30, 2014 and which the reporting person has a right to acquire within 60

SCHEDULE 13D

CUSIP No. 45779L 107

days as of the date of this Schedule 13D; plus (iii) 666,666 shares of Common Stock with respect to which the Second Award will vest on November 30, 2015 and which the reporting person has a right to acquire within 60 days as of the date of this Schedule 13D.

Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
1,409,090	1,409,090	0	1,409,090	8.4%

(c)                                  There have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information in Items 3 and 5 are incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description

1

Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan Non-Qualified Stock Option Award, dated November 30, 2013, by and between Institutional Financial Markets, Inc. and Lester R. Brafman (incorporated by reference to Exhibit 10.73 to the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 7, 2014).

2

Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan Non-Qualified Stock Option Award, dated November 30, 2013, by and between Institutional Financial Markets, Inc. and Lester R. Brafman (incorporated by reference to Exhibit 10.74 to the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 7, 2014).

SCHEDULE 13D

CUSIP No. 45779L 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2015

	By:	/s/ Lester R. Brafman
Name: Lester R. Brafman